UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No.6)

ITEM 1
(a)	Name of Issuer: NAM TAI ELECTRONICS
(b)	Address of Issuer's Principal Offices:
       116 Main Street, 2nd Floor
       Road Town, Tortola

ITEM 2
(a)	Name of Person Filing: KAHN BROTHERS LLC
(b)	Address of Principal Office:
				555 Madison Avenue,
				22nd Floor
				New York, NY 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 629865205

ITEM 4
(a)	Amount beneficially owned: 1,855,255
(b)	Percent of Class: 4.91
(c)	Number of shares as to which the person has:
(iv) Shared power to dispose or to direct the disposition of: 1,855,255